EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Nine Months Ended September 30, 2014

	Earnings before fixed charges:
	Income from continuing operations before equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$94,304
Add:	Interest expense	111,926
	Depreciation expense on capitalized interest	1,395
	Amortization of deferred financing costs	3,709

	Earnings before fixed charges	$211,334

	Fixed charges:
	Interest expense	$111,926
	Amortization of deferred financing costs	3,709
	Capitalized interest	9,782

	Fixed charges	125,417

	Preferred unit distributions	354

	Combined fixed charges	$125,771

	Ratio of earnings to fixed charges	1.69

	Ratio of earnings to combined fixed charges	1.68